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SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of  August 2006

Commission File Number : 1-14118

2006 SECOND QUARTER RESULTS

        QUEBECOR WORLD INC.

(Translation of Registrant's Name into English)

612 Saint-Jacques Street, Montreal, Quebec H3C 4M8

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                Form 20-F                                         Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Fork 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes                                        No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________.

QUEBECOR WORLD INC.

Filed in this Form 6-K

Documents index

  Press Release dated August 8, 2006; Financial Highlights

  Management's Discussion and Analysis of Financial Condition and Results of Operations

  Consolidated Financial Statements

  Certifications of Interim Filings

August 8, 2006                                                                                                                                   22/06

For immediate release                                                                                                                Page 1 of 7

QUEBECOR WORLD ANNOUNCES SECOND QUARTER 2006 RESULTS

HIGHLIGHTS

  New CEO announces five-point transformation plan to improve performance
  Large deployment of next-generation manufacturing assets passes half-way point
  Restructuring effort continues to accelerate with announcing of four plant closures in second quarter
  Revenue of $1.45 billion in the second quarter
  Impairment of assets, restructuring and other charges (IAROC) of $31 million in second quarter
  Diluted earnings per share before IAROC of $0.10

Montréal, Canada - Quebecor World Inc. (NYSE:IQW, TSX:IQW) announces for the second quarter 2006 a net loss from continuing operations of $6.5 million or $0.11 per share compared to net income of $9.5 million or breakeven diluted earnings per share in the second quarter of last year. These results incorporate impairment of assets, restructuring and other charges of $31.4 million or $0.21 per share compared with $31.8 million or $0.22 per share in 2005. Excluding impairment of assets, restructuring and other charges diluted earnings per share were $0.10 compared to $0.22 in the second quarter of 2005. On the same basis, operating income in the second quarter was $50 million compared to $84 million during the same period last year. Consolidated revenues for the quarter were $1.45 billion compared to $1.49 billion in the second quarter of 2005.

"Quebecor World's second quarter and year-to-date results are disappointing for a Company of our leadership position and underlying strengths. Therefore, today I am announcing a five-point transformation plan that will improve our performance going forward, said Wes Lucas, President and CEO Quebecor World. "I am pleased that our retooling program to date is creating a stronger, more efficient manufacturing platform, however we need to do more. The five-point program with specific focussed actions will drive greater performance and shareholder value."

For immediate release                                                                                                                Page 2 of 7

Quebecor World's transformation plan focuses on these five key areas:

  Customer value
  Build the capability to create the highest value for Quebecor World's customers -- by providing differentiated, superior-value products and services to be the customers' complete print solution partner.

  People
  Develop our people to be the best that they can be, through a comprehensive people development program consisting of training, new processes, and tools to build high-performance teams.

  Execution
  Implement a continuous improvement program to build superior execution capabilities producing efficient, dependable, and high quality results. Institute low-capital, high-return projects to begin a new cycle of high cash flow generation.

  Retooling program
  Complete the Company's retooling program which involves deploying state-of-the-art technology in fewer but larger facilities by running wider, faster, more energy-efficient next-generation technology, with a focus on maximizing return on capital.

  Balance sheet
  Take the appropriate financing actions to improve our financial flexibility and reduce interest costs by strengthening the balance sheet.

"We have talented, dedicated people who are committed to our customers and our Company but we need to optimize the use of their skills. We are doing many of the right things, but we need to do more. The measures I am implementing will build on our strengths. The full extent of this transformation program will be realized overtime, but I am serving notice we will begin immediately to take actions to start the transformation process." said Mr. Lucas. "This is what our customers and our people expect, and what our shareholders deserve."

For immediate release                                                                                                                Page 3 of 7

Second quarter restructuring initiatives
In the second quarter, Quebecor World continued its restructuring initiatives to improve efficiencies by reducing its workforce and plants, relocating assets into larger more strategically located facilities and idling or decommissioning older and less efficient equipment. The Company recorded impairment of long-lived assets and restructuring charges of $31.4 million which included a cash portion of $28.0 million. Of the total charge $12.6 million was related to North America and $18.7 million to European operations. In the second quarter the Company announced the closure of its book facility in Kingsport, TN, and of its magazine facilities in Red Bank, OH, Brookfield WI, and its facility in Strasbourg, France. Volume from these facilities is being relocated to other plants in Quebecor World's manufacturing platform. The 2006 restructuring initiatives reduced 1,700 employee positions in total, of which 661 positions have been eliminated as of June 30, 2006. The restructuring efforts will improve efficiencies by reducing costs and by relocating selected assets to create fewer, larger, lower cost, and more modern facilities.

New Presses Installed
In the second quarter, Quebecor World initiated start-ups on three new wide-web 64-page offset presses, two in its U.S. magazine platform and one in its U.S. book platform. Three more presses have already started-up in the third quarter. To date in 2006, seven new presses have been installed in the U.S. platform and several more will start-up by the end of the year including three presses in Europe. While this new equipment has resulted in some inefficiencies accompanying a start-up that negatively impacted year-to-date results, the start-up curves are according to plan.

North America
Volumes in North America were lower compared to the second quarter and the first half of last year. Volumes for the quarter and year-to-date increased in the catalog and directory groups, were flat in the retail sector and lower in magazine, direct, and in Canada. Quebecor World was also negatively impacted by lower volume resulting from earlier contract losses that has not yet been replaced by our new already reported contract wins. Prices were lower as a result of several new and renewed contracts at lower prices. Lower prices and volumes combined with temporary inefficiencies related to press start-ups as well as higher energy costs were the principle contributing factors to lower results in the second quarter of 2006 compared to the same period last year. Operating income and margins in the U.S. decreased in the second quarter and year-to-date compared to the same period last year. In Canada, revenues increased in the second quarter and were flat year-to-date compared to 2005. The increase in revenue is primarily attributed to the appreciation of the Canadian dollar. Volume was lower in the second quarter due to decreased retail volume and the sale or closure of three facilities compared to the second quarter last year.

For immediate release                                                                                                                Page 4 of 7

Europe
In Europe, volume was lower in the second quarter and year-to-date due to reductions in the United Kingdom and France. UK operations are impacted by the previously announced loss of a large customer and challenging market conditions. In France, lower volume is related to the closure of a facility in the second quarter, the disposal of certain facilities in 2005, and challenging conditions in the catalog and retail markets.

Latin America
In Latin America, volumes and operating income were lower in the second quarter and year-to-date largely due to the slowdown of Peru's economy during the election period. However, the Company continues to be successful by positioning its Latin American platform as a low cost alternative to North American publishers who are shifting work to Asia.

Liquidity and Financing Activities
Year-to-date the Company generated $31.3 million free cash flow compared to $37.9 million the prior year. At June 30, 2006 the Company had unused capacity of $750 million on its $1 billion unsecured committed revolving credit facility and was in compliance with all of its financial covenants.

On July 31, 2006 the Company successfully amended and extended its European Euro 153 million securitization program by an additional three years (to mature on May 29, 2009) providing additional financial flexibility.

Year-to-Date 2006
For the first six months of 2006, revenues were $2.9 billion, down 4% from $3.0 billion in 2005. Operating income before impairment of assets, restructuring and other charges for the first half of 2006 was $100 million compared to $173 million in 2005. Impairment of assets restructuring and other charges for the first six months of 2006 were $54 million compared to $65 million last year. Loss per share was $0.14 compared to diluted earnings per share of $0.04 in the first six months of 2005. Excluding impairment of assets, restructuring and other charges, diluted earnings per share were $0.19 compared to $0.49 for the same period last year.

Dividend
The Board of Directors declared a dividend of $0.10 per share on Multiple Voting Shares and Subordinate Voting Shares. The Board also declared a dividend of CDN$0.3845 per share on Series 3 Preferred Shares and CDN$0.43125 on Series 5 Preferred Shares. The dividends are payable on September 1st, 2006 to shareholders of record at the close of business August 21st, 2006.

For immediate release                                                                                                                Page 5 of 7

Full Financial Information

Management Discussion and Analysis ("MD&A")

Please refer to the MD&A for the reconciliation to Canadian generally accepted accounting principles of certain figures used to explain these results. The MD&A can be found on the Company's website at www.quebecorworld.com and through the SEDAR and SEC filings.

Financial statements are available on the Company's website and through the SEDAR and SEC filings.
Sedar web address: www.sedar.com

SEC web address: www.sec.gov

Conference Call

Quebecor World To Webcast Investor Conference Call on August 8, 2006

Quebecor World Inc. will broadcast its second quarter 2006 conference call live over the Internet on August 8, 2006 at 4:00 PM (Eastern Time).

The conference call will be webcast live and can be accessed on the Quebecor World web site:

http://www.quebecorworldinc.com/main.aspx?id=209

Prior to the call please ensure that you have the appropriate software. The Quebecor World web address listed above has instructions and a direct link to download the necessary software, free of charge.

Anyone unable to attend this conference call may listen to the replay tape by phoning (877) 293-8133 or (403) 266-2079 – passcode 327916#, available from August 8, 2006 to September 8, 2006.

Forward looking statements

The statements in this press release that are not historical facts are forward-looking statements. Such statements are subject to important known and unknown risks, uncertainties and assumptions which could cause the Company's actual results for future periods to differ materially from those set forth in the forward-looking statements. Certain factors that may cause actual results to differ from current expectations include seasonality (including seasonal fluctuations in customer orders), operational risks (including pricing actions by competitors, changes in market conditions and customer demand for the Company's services

For immediate release                                                                                                                Page 6 of 7

and reliance on certain important customers), risks associated with capital investments, environmental risks, risks relating to labor agreements, commodity risks (including changes in raw material and equipment costs and availability), credit risks, financial risks, and general changes in the economic environment. Investors and others are cautioned that the foregoing list of factors that may affect future results is not exhaustive and that undue reliance should not be placed on any forward-looking statements. For more information on the risks, uncertainties and assumptions that could cause the Company's actual results to differ from current expectations, please refer to the Company's public filings available at www.sedar.com, www.sec.gov and www.quebecorworld.com including, in particular, the "Risks and Uncertainties" section of the Company's Management's Discussion and Analysis for the year ended December 31, 2005, and the "Risks and Uncertainties" section of the Company's Annual Information Form for the year ended December 31, 2005.

The forward-looking statements in this press release reflect the Company's expectations as of August 8, 2006 and are subject to change after this date. The Company expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by the applicable securities laws.

The Company
Quebecor World Inc. (NYSE:IQW, TSX:IQW) is a world leader in providing high-value, complete print solutions to leading publishers, retailers, catalogers and other businesses with marketing and advertising activities. It is a market leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, direct mail, directories, digital pre-media, logistics, mail list technologies and other value added services. Quebecor World has approximately 29,000 employees working in more than 120 printing and related facilities in the United States, Canada, Argentina, Austria, Belgium, Brazil, Chile, Colombia, Finland, France, India, Mexico, Peru, Spain, Sweden, Switzerland and the United Kingdom.

Web address: www.quebecorworld.com

For further Information contact:
Tony Ross Director, Communications Quebecor World Inc. (514) 877-5317 (800) 567-7070	Roland Ribotti Senior Director, Investor Relations and Assistant-Treasurer Quebecor World Inc. (514) 877-5143 (800) 567-7070

For immediate release                                                                                                                Page 7 of 7

QUEBECOR WORLD INC.

FINANCIAL HIGHLIGHTS

(In millions of US dollars, except per share data)
(Unaudited)

	Three-month periods ended June 30		Six-month periods ended June 30
	2006	2005	2006	2005
Consolidated Results from Continuing Operations
Revenues	$1,452.2	$1,491.1	$2,919.7	$3,042.1
Adjusted EBITDA	130.6	167.4	259.1	342.1
Adjusted EBIT	50.4	84.4	100.0	173.0
IAROC	31.4	31.8	53.5	65.1
Operating income	19.0	52.6	46.5	107.9
Net income (loss)	(6.5)	9.5	(0.2)	25.3
Adjusted EBITDA margin *	9.0%	11.2%	8.9%	11.2%
Adjusted EBIT margin *	3.5%	5.7%	3.4%	5.7%
Operating margin *	1.3%	3.5%	1.6%	3.5%

Segmented Information from Continuing Operations
Revenues
North America	$1,148.4	$1,142.1	$2,296.5	$2,305.8
Europe	251.9	283.9	514.0	615.5
Latin America	51.8	66.2	109.3	122.8
Adjusted EBIT
North America	$59.5	$84.1	$102.0	$164.3
Europe	(6.3)	(2.3)	(2.6)	4.0
Latin America	0.7	3.5	3.5	6.5
Adjusted EBIT margin *
North America	5.2%	7.4%	4.4%	7.1%
Europe	(2.5)%	(0.8)%	(0.5)%	0.6%
Latin America	1.3%	5.3%	3.2%	5.3%

Selected Cash Flow information
Cash provided by operating activities	$122.2	$201.4	$154.6	$184.9
Free cash flow **	26.6	117.8	31.3	37.9

Per Share Data
Earnings (loss) from continuing operations
Diluted	$(0.11)	$—	$(0.14)	$0.04
Adjusted diluted	$0.10	$0.22	$0.19	$0.49
Dividends on equity shares	$0.10	$0.14	$0.20	$0.28

	Six month period ended June 30 2006	Twelve month period ended December 31 2005
Financial Position
Working capital	$(143.0)	$(92.0)
Total assets	5,807.2	5,708.8
Long-term debt	2,076.0	1,855.1
Shareholders' equity	2,031.2	2,250.6
Debt-to-capitalization	51:49	45:55
Debt-to-Adjusted-EBITDA ratio (times) ***	3.4	2.7
Interest coverage ratio (times) ***	5.1	5.8

EBITDA: Operating income before depreciation and amortization.
IAROC: Impairment of assets, restructuring and other charges.
Adjusted: Defined as before IAROC and before goodwill impairment charge.
Debt-to-Ajusted-EBITDA ratio: Total debt divided by Adjusted EBITDA.
Interest coverage ratio: Adjusted EBITDA divided by financial expenses.

*
Margins calculated on revenues.
**
Cash provided by operating activities, less capital expenditures and preferred share dividends, net of proceeds from disposals of assets and proceeds from business disposals.
***
For continuing operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS
SECOND QUARTER ENDED JUNE 30, 2006

The following is a discussion of the consolidated financial condition and results of operations of Quebecor World Inc. (the "Company" or "Quebecor World") for the three-month and six-month periods ended June 30, 2006 and 2005, and should be read together with the Company's corresponding interim consolidated financial statements and the annual Management's Discussion and Analysis ("MD&A") included in the 2005 Annual Report. The interim consolidated financial statements and MD&A have been reviewed by the Company's Audit Committee and approved by its Board of Directors. This discussion contains forward-looking information that is qualified by reference to, and should be read together with, the discussion regarding forward-looking statements that is part of this document. Management determines whether or not information is "material" based on whether it believes a reasonable investor's decision to buy, sell or hold securities in the Company would likely be influenced or changed if the information were omitted or misstated.

FORWARD-LOOKING STATEMENTS
The statements in this MD&A that are not historical facts are forward-looking statements. Such statements are subject to important known and unknown risks, uncertainties and assumptions which could cause the Company's actual results for future periods to differ materially from those set forth in the forward-looking statements. Certain factors that may cause actual results to differ from current expectations include seasonality (including seasonal fluctuations in customer orders), operational risks (including pricing actions by competitors, changes in market conditions and customer demand for the Company's services and reliance on certain important customers), risks associated with capital investments, environmental risks, risks relating to labor agreements, commodity risks (including changes in raw material and equipment costs and availability), credit risks, financial risks, and general changes in the economic environment. Investors and others are cautioned that the foregoing list of factors that may affect future results is not exhaustive and that undue reliance should not be placed on any forward-looking statements. For more information on the risks, uncertainties and assumptions that could cause the Company's actual results to differ from current expectations, please refer to the Company's public filings available at www.sedar.com, www.sec.gov and www.quebecorworld.com including, in particular, the "Risks and Uncertainties" section of the Company's Management's Discussion and Analysis for the year ended December 31, 2005, and the "Risks and Uncertainties" section of the Company's Annual Information Form for the year ended December 31, 2005.

The forward-looking statements in this Report reflect the Company's expectations as of August 8, 2006 and are subject to change after this date. The Company expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by the applicable securities laws.

OVERVIEW
BUSINESS PROFILE
Quebecor World is the premier provider of high-value, complete print solutions to leading publishers, retailers, branded goods companies, catalogers and other businesses with marketing and advertising activities. The Company is a market leader in almost all of the product categories and geographies it serves. This market-leading position has been built through a combination of integrating acquisitions, investing in key strategic technologies, and through a commitment to building long-term partnerships with the world's leading print media customers.

Quebecor World has operations in the United States, Canada, Argentina, Austria, Belgium, Brazil, Chile, Colombia, Finland, France, India, Mexico, Peru, Spain, Sweden, Switzerland and the United Kingdom.

The Company offers its customers a complete and integrated, high value-added solution of a broad range of print and print related services. The primary focus of the Company is solutions consisting of magazines, retail inserts, catalogs, books, directories, direct mail, logistics, premedia, content and data management, business outsourcing, print marketing optimization, and other value-added services.

The Company operates in the commercial printing industry and its business groups are located in three geographical regions: North America, which has historically represented approximately 80% of the Company's revenues, Europe and Latin America.

INDUSTRY PROFILE
Quebecor World's customers are largely retailers, branded goods companies, publishers, ad agencies, and companies implementing significant marketing and advertising campaigns. The activity of the Company's customers are largely seasonal with a greater part of volume being realized in the second half of the year, primarily due to the higher number of magazine pages, new product launches, back-to-school ads, marketing by retailers, increased catalog activity, and holiday purchases and promotions.

Consolidation of the printing industry is ongoing because of global overcapacity, which has led to negative price pressures. The reduction of smaller companies and plants creates the opportunity for larger companies and plants to continue to grow and deploy more efficient equipment. Global capacity is also affected by the emergence of Asian competitors, particularly in the Book segment where lead-times are generally longer. In response to this competition, the Company offers its customers a Latin American manufacturing platform as a competitive alternative to Asia. Overall, global overcapacity will remain an issue and will likely continue to impact prices in most print segments.

The primary drivers affecting the demand for the Company's services and solutions are consumer trends and purchasing activity, marketing and advertising dynamics, and general economic growth rates. These are the key drivers of the demand for integrated print solutions because they affect the level and type of advertising and merchandising activity. The Company uses magazine advertising pages as an important indicator of the demand for printing products and services in North America. This indicator, as measured in the United States by the Publishers Information Bureau, was uneven through most of 2005 and the beginning of 2006 (Figure 1).

STRATEGY
The second quarter of 2006 was marked by the arrival of a new President and Chief Executive Officer of the Company, Mr. Wes Lucas. Under his leadership, Quebecor World has initiated a five point transformation plan to improve its performance. The Company's objective is to create the highest value for its customers, people and shareholders, a higher value than any other alternative. To achieve this objective, Quebecor World is focusing on being its customers' complete print solution partner, by providing sophisticated, turn-key solutions fully integrated with the customers' operations, marketing and advertising campaigns, and their print solution needs.

Quebecor World's transformation plan focuses on five key areas. (1) Build the capability to create the highest value for Quebecor World's customers by providing differentiated, superior-value products and services to be the customers' complete print solution partner. (2) Develop the Company's people to be the best that they can be, through a comprehensive people development program consisting of training, new processes, and tools to build high-performance teams. (3) Implement a continuous improvement program to build superior execution capabilities producing the most efficient, most dependable, and highest quality results. Institute low-capital, high-return projects to begin a new cycle of high cash flow generation. (4) Complete the Company's retooling program, which involves deploying state-of-the-art technology in fewer but larger facilities by running wider, faster, more energy-efficient next-generation technology, with a focus on maximizing return on capital. (5) Take the appropriate financing actions to improve Quebecor World's financial flexibility and reduce interest costs by strengthening the balance sheet.

The significant deployment of next-generation technology that is currently underway will create a highly competitive operating network, with superior quality, speed, and efficiency. Quebecor World's investment strategy during the last several years was to delay significant incremental investments in each generation of technology, and instead deploy the latest technology across its network in one wave of retooling while remaining capacity-neutral. This program is now past the halfway point. The Company believes that this standardization, simplification, and focus on state-of-the-art technology across its platform will deliver the highest value to its customers and the highest returns to its shareholders. This new equipment combined with the introduction of a new continuous improvement program, results in more productive operations; with lower operating costs, higher quality, less waste, fewer people, and fewer facilities that in the long-run will deliver significant improvement in return on invested capital.

In addition to the capital investment program, Quebecor World is focusing on system and process improvement. The restructuring efforts that have been implemented are the foundation for the improvement of the Company's processes as they helped optimize pressroom efficiencies and streamline administrative structures.

Finally, Quebecor World will continue to reinforce its financial position. This has been underway since the beginning of 2006 with the extension of the Company's unsecured credit facility, the renewal of one of its securitization programs, the issuance of new 10-year notes, the closing of a low cost equipment financing and the repurchase of high-cost equity instruments. All of these elements are discussed further on in the MD&A.

Management believes these measures will position Quebecor World to provide best-in-class integrated print solutions that will create the highest value for customers, people and shareholders, an objective that is integral to the future success of the Company.

SECOND QUARTER 2006 AT A GLANCE
2006 is a year in which the Company will continue through a transitional period that is related to its major retooling plans. The results of the first half of 2006 reflect this transition. The Company has also set forth several improvement programs that it believes are crucial as it implements its retooling strategy to further improve efficiency, customer service and productivity.

In the first six months of 2006, the Company continued to implement its previously announced retooling plans for North America and Europe. The deployment of such extensive plans cannot be accomplished without experiencing certain start-up related disruptions, which the Company experienced in the first and second quarters of 2006.

In conjunction with its retooling plans, the Company has undertaken improvement programs in 2006 to eliminate less efficient or idle equipment and reduce fixed costs. On April 11, 2006, Quebecor World announced the reorganization of its U.S. Book platform that resulted in the closing of one facility. The Company also announced, in the second quarter of 2006, the reorganization of its U.S. Magazine platform resulting in the closure of two facilities in the U.S. by the end of 2006. Some of these measures are reflected in the current charge for impairment of long-lived assets, restructuring and other charges, which is further discussed in the "Impairment of Assets and Restructuring Initiatives" and "Segment Review" sections.

Quebecor World redeemed its Series 4 Redeemable First Preferred Shares in the second quarter. The financing transactions completed thus far in 2006 are further discussed in the "Financial Condition, Liquidity and Capital Resources" section.

The first six months of 2006 have been difficult as the Company continued to face highly competitive market conditions coupled with disruptions caused by the installation of new presses. As such, although the retooling plans mentioned above are starting to generate some positive effects, they have not yet translated into increased operating income. As a result, Quebecor World's operating income is lower than the corresponding period in 2005 and management is actively addressing the situation as discussed in the "Financial Review" section.

OUTLOOK 2006
For the remainder of 2006, Quebecor World anticipates its operations will continue to be affected by negative market and pricing conditions, inefficiencies from its retooling program, and previously announced volume reductions. While the Company continues to make progress in replacing this volume, many of these new agreements will only come into force in the latter half of 2006 and in 2007. The Company is addressing these challenges by focusing on executing the above stated strategy with speed and determination. These improvement actions contained in the transformation plan, retooling plan, commercial plan, continuous improvement program, and the focus on strengthening the balance sheet will deliver benefits. However, as this is a long-term process and as the Company anticipates additional start-up related inefficiencies in upcoming quarters associated with the retooling plan, the full effect of the restructuring and improvement efforts will only be realized over time.

PRESENTATION OF FINANCIAL INFORMATION
Financial data have been prepared in conformity with Canadian generally accepted accounting principles ("Canadian GAAP"). However, certain measures used in this discussion and analysis do not have any standardized meaning under Canadian GAAP. When used, these measures are defined in such terms as to allow the reconciliation to the closest Canadian GAAP measure. Numerical reconciliation is provided in Figure 7. It is unlikely that these measures could be compared to similar measures presented by other companies.

The Company's functional currency is the Canadian dollar and its reporting currency is the U.S. dollar.

DISCONTINUED OPERATIONS
As discussed in the MD&A included in the Company's 2005 Annual Report, Quebecor World disposed of its North American non-core printing facilities in the second half of 2005. The loss from discontinued operations recorded in the first six months of 2006 is related to the closing working capital adjustments of these facilities.

FINANCIAL REVIEW
The Company assesses performance based on operating income before impairment of assets, restructuring and other charges ("Adjusted EBIT", Figure 7). The following operating analyses are before impairment of assets, restructuring and other charges, except where otherwise indicated. The review focuses only on continuing operations.

Segmented Results of Continuing Operations ($ millions)
Selected Performance Indicators

	North America		Europe		Latin America		Inter-Segment and Others		Total
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Three months ended June 30
Revenues	$1,148.4	$1,142.1	$251.9	$283.9	$51.8	$66.2	$0.1	$(1.1)	$1,452.2	$1,491.1
Adjusted EBITDA	124.7	149.7	6.1	12.2	3.3	6.2	(3.5)	(0.7)	130.6	167.4
Adjusted EBIT	59.6	84.1	(6.3)	(2.3)	0.6	3.5	(3.5)	(0.9)	50.4	84.4
IAROC	12.6	8.3	18.7	23.1	0.1	0.4	—	—	31.4	31.8
Operating income (loss)	47.0	75.8	(25.0)	(25.4)	0.5	3.1	(3.5)	(0.9)	19.0	52.6
Adjusted EBITDA margin	10.9%	13.1%	2.4%	4.3%	6.3%	9.4%			9.0%	11.2%
Adjusted EBIT margin	5.2%	7.4%	(2.5)%	(0.8)%	1.3%	5.3%			3.5%	5.7%
Operating margin	4.1%	6.6%	(9.9)%	(9.0)%	1.1%	4.7%			1.3%	3.5%
Capital expenditures(1)	$53.2	$64.2	$21.6	$8.7	$12.4	$0.8	$—	$—	$87.2	$73.7
Change in non-cash balances related to operations, cash flow (outflow)(1)	33.6	91.6	8.3	12.5	0.1	1.3	16.3	(12.2)	58.3	93.2

Six months ended June 30
Revenues	$2,296.5	$2,305.8	$514.0	$615.5	$109.3	$122.8	$(0.1)	$(2.0)	$2,919.7	$3,042.1
Adjusted EBITDA	230.5	296.9	22.3	34.7	9.0	11.8	(2.7)	(1.3)	259.1	342.1
Adjusted EBIT	102.1	164.3	(2.6)	4.0	3.4	6.5	(2.9)	(1.8)	100.0	173.0
IAROC	26.1	16.4	26.8	48.2	0.6	0.5	—	—	53.5	65.1
Operating income (loss)	76.0	147.9	(29.4)	(44.2)	2.8	6.0	(2.9)	(1.8)	46.5	107.9
Adjusted EBITDA margin	10.0%	12.9%	4.3%	5.6%	8.2%	9.6%			8.9%	11.2%
Adjusted EBIT margin	4.4%	7.1%	(0.5)%	0.6%	3.2%	5.3%			3.4%	5.7%
Operating margin	3.3%	6.4%	(5.7)%	(7.2)%	2.6%	4.9%			1.6%	3.5%
Capital expenditures(1)	$83.2	$110.6	$30.9	$16.7	$23.9	$1.1	$(1.6)	$—	$136.4	$128.4
Change in non-cash balances related to operations, cash flow (outflow)(1)	(62.6)	5.3	(6.1)	(31.5)	1.3	(4.9)	48.2	(24.1)	(19.2)	(55.2)

Adjusted: Defined as before IAROC and before goodwill impairment charge	FIGURE 3
IAROC: Impairment of assets, restructuring and other charges
(1) Including both continuing and discontinued operations

SECOND QUARTER AND YEAR-T0-DATE 2006
The Company's consolidated revenues for the second quarter of 2006 were $1,452.2 million, a 2.6% decrease when compared to $1,491.1 million for the same period in 2005. On a year-to-date basis, revenues were $2,919.7 million, down 4.0% from $3,042.1 million in 2005. Excluding the impact of currency translation (Figure 4), revenues were $1,431.5 million for the quarter, down 4.0% compared to 2005 and $ 2,909.1 million for the six months of 2006, down 4.4% compared to 2005. The situation is due mainly to decrease in volumes and continued price pressures as further discussed in the "Segment Review" section. In the second quarter of 2006, Adjusted EBIT decreased by 40.3% to $50.4 million compared to $84.4 million in 2005. On a year-to-date basis, Adjusted EBIT was $100.0 million, down 42.2% from $173.0 in 2005. Operating margin, on the same basis, was 3.5% for the second quarter, down from 5.7% for the same period in 2005 and on a year-to-date basis, operating margin was 3.4% down from 5.7% in 2005.

Impact of Foreign Currency ($ millions)
(Continuing Operations)

	Three months ended June 30, 2006	Six months ended June 30, 2006
Foreign currency favorable impact on revenues	$20.7	$10.6
Foreign currency unfavorable impact on operating income	$(0.6)	$(1.5)

FIGURE 4

Paper sales, excluding the effect of currency translation, decreased by 1.2% both for the second quarter of 2006 and on a year-to-date basis, compared to the same periods in 2005. Although the variance in paper sales has an impact on revenues, it has little impact on operating income because the cost is generally passed on to the customer. Most of the Company's long-term contracts with its customers include price-adjustment clauses based on the cost of materials in order to minimize the effects of fluctuation in the price of paper.

Cost of sales for the second quarter of 2006 decreased by 0.6% to $1,219.6 million compared to $1,226.5 million for the corresponding period in 2005. On a year-to-date basis, cost of sales was $2,463.3 million, a 1.6% decrease compared to $2,503.6 million for the same period in 2005. The decrease compared to 2005 is explained mostly by a decrease in sales volume and a decrease in labor costs that were partly offset by higher energy costs. Gross profit margin was 16.0% in the second quarter of 2006 compared to 17.7% in 2005. On a year-to-date basis, gross profit margin was 15.6% compared to 17.7% in 2005. Currency translation did not have a significant impact on gross profit margin in the second quarter of 2006 and on a year-to-date basis.

Selling, general and administrative expenses for the second quarter of 2006 were $99.7 million, a 1.7% increase compared with $98.0 million in 2005. On a year-to-date basis, selling, general and administrative expenses were $194.9 million in 2006, compared to $198.5 million in 2005 or a decrease of 1.8%. Excluding the unfavorable impact of currency translation of $2.7 million, selling, general and administrative expenses were lower by $1.0 million, or 1.0% for the second quarter compared to last year. For the year 2006 to date, on the same basis, selling, general and administrative expenses decreased by $7.1 million or 3.6% compared to 2005. The savings were mostly explained by workforce reductions, which contributed to the decrease in salaries and benefits.

Depreciation and amortization were $74.2 million in the second quarter of 2006 compared with $76.5 million in 2005. On a year-to-date basis, depreciation and amortization were $147.0 million in 2006, compared to $156.6 million in 2005. Excluding the impact of currency translation, depreciation and amortization decreased by 4.1% for the second quarter of 2006 and 6.3% for the first six months in 2006 compared to last year. The expense decreased compared to 2005 as a result of impairment charges on long-lived assets booked in 2005.

Securitization fees totaled $8.3 million for the second quarter of 2006 up from $5.7 million for the second quarter of 2005 and $14.5 million for the first six months of 2006 compared to $10.4 million for the same period in 2005. The increase for both the quarter and year-to-date was mainly due to higher interest rates underlying the program fees. Servicing revenues and expenses did not have a significant impact on the Company's results.

During the first half of 2006, the Company continued its restructuring initiatives and recorded an impairment of long-lived assets, restructuring and other charges of $31.4 million for the second quarter, compared to $31.8 million last year, and $53.5 million year-to-date in 2006, compared to $65.1 million in 2005. The amount for the quarter was mainly related to the closure and consolidation of facilities in North America and Europe. The amount for the year 2006 to date also includes impairment and accelerated depreciation charges on long-lived assets mainly in Europe as well as the continuation of prior initiatives. These measures are described in the section "Impairment of Assets and Restructuring Initiatives".

Financial expenses were $33.6 million in the second quarter of 2006, compared to $31.0 million in 2005. On a year-to-date basis, financial expenses were $61.1 million, compared to $60.2 million in 2005. The variance of $0.9 million was mainly explained by higher interest rates and a higher level of debt offset by an increase of interest capitalized to the cost of equipment and gains on derivative financial instruments.

Income tax recovery was $8.5 million in the second quarter of 2006 compared to an income tax expense of $12.1 million in 2005. On a year-to-date basis, income tax recovery was $14.7 million in 2006, compared to an income tax expense of $22.6 million in 2005. Income tax recovery before impairment of assets, restructuring and other charges was $4.0 million in the second quarter of 2006 compared to an income tax expense of $15.1 million for the same period last year. On the same basis, the year-to-date income tax recovery was $5.1 million compared to an income tax expense of $28.6 million in 2005. The income tax recovery in the first half of 2006 was mainly due to losses incurred in jurisdictions with higher tax rates and in which profits were generated in 2005.

For the second quarter ended June 30, 2006, the Company reported a loss per share of $0.11 compared to nil diluted earnings per share in 2005. These results incorporated impairment of assets, restructuring and other charges of $31.4 million ($27.0 million net of taxes) or $0.21 per share compared with $31.8 million ($28.8 million net of taxes) or $0.22 per share in 2005. Excluding the effect of impairment of assets, restructuring and other charges, the second quarter of 2006 resulted in diluted earnings per share of $0.10 compared with $0.22 in the same period of 2005. Loss per share was $0.14 for the first six months of 2006 compared to diluted earnings per share of $0.04 for the same period in 2005. These results incorporated impairment of assets, restructuring and other charges of $53.5 million ($43.9 million net of taxes) or $0.33 per share compared with $65.1 million ($59.1 million net of taxes) or $0.45 per share in 2005. Excluding the effect of impairment of assets, restructuring and other charges, the first half of 2006 resulted in diluted earnings per share of $0.19 compared with $0.49 in the same period in 2005.

QUARTERLY TRENDS

Selected Quarterly Financial Data
(Continuing Operations)
($ millions, except per share data)

	2006		2005				2004

	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Consolidated Results
Revenues	$1,452.2	$1,467.5	$1,664.0	$1,577.2	$1,491.1	$1,551.0	$1,822.7	$1,569.6
Adjusted EBITDA	130.6	128.5	167.9	178.7	167.4	174.7	251.9	197.4
Adjusted EBIT	50.4	49.6	87.3	97.2	84.4	88.6	161.4	112.3
IAROC	31.4	22.1	11.9	17.2	31.8	33.3	48.4	12.8
Goodwill impairment charge	—	—	243.0	—	—	—	—	—
Operating income (loss)	19.0	27.5	(167.6)	80.0	52.6	55.3	113.0	99.5
Net income (loss)	(6.5)	6.3	(205.0)	30.9	9.5	15.8	46.3	45.8

Per Share Data
Earnings (losses)
Diluted	$(0.11)	$(0.04)	$(1.64)	$0.16	$—	$0.05	$0.27	$0.28
Adjusted diluted	$0.10	$0.09	$0.21	$0.28	$0.22	$0.27	$0.59	$0.35
Dividends on equity shares	$0.10	$0.10	$0.14	$0.14	$0.14	$0.14	$0.13	$0.13

Adjusted: Defined as before IAROC and before goodwill impairment charge	FIGURE 5
IAROC: Impairment of assets, restructuring and other charges

Revenue
Revenues generated by the Company are seasonal with a greater part of volume being realized in the second half of the fiscal year, primarily due to the higher number of magazine pages, new product launches, back-to-school ads, marketing by retailers, increased catalog activity, and holiday promotions. Therefore, an analysis of the consecutive quarters is not a true measurement of the revenue trend (Figure 5). Revenue in the last two quarters of 2004 was positively impacted by volume increases and currency translation but that effect was partly offset by continuing overcapacity in the printing industry and ongoing pricing pressures. Revenues increased in the first nine months of 2005 reflecting the favorable impact on currency translation and a higher volume of paper sold to customers. However, continued pricing pressures across the platform adversely affected revenues in all four quarters of 2005 and in the two quarters of 2006. Volume decreases were particularly felt in Europe in 2005, whereas the decrease also affected other platforms worldwide in the first and second quarters of 2006 as discussed in the "Segment Review" section.

Adjusted EBITDA
The last two quarters of 2004 showed improved results attributed to the positive impact of the cost reduction efforts initiated in 2003. Moreover, the third quarter of 2004 was negatively impacted by operational inefficiencies mainly in plants involved in the installation and transfer of equipment. For all four quarters of 2005, the positive effects of restructuring initiatives did not translate into an increase of operating income because of the continuing price reductions, rising energy costs and the underperformance of the French and British operations. Adjusted EBITDA decreased in the four most recent quarters compared to the same periods in 2005 and 2004. Adjusted EBITDA for the fourth quarter of 2005 was also affected by operational inefficiencies mainly in plants involved in the installation of new equipment. In the first two quarters of 2006, Company faced more difficult market conditions than anticipated resulting in price erosion worldwide and decreased volume in certain business groups.

Impairment of assets, restructuring and other charges
Impairment of assets, restructuring and other charges have been a major focus of the Company's cost reduction initiatives undertaken during the previous years that involved a reduction in force, closure or downsizing of facilities, decommissioning of under-performing assets, lowering of overhead expenses, consolidating corporate functions and relocating sales and administrative offices into plants. This determined focus on cost containment has reduced the Company's long-term cost structure and will improve efficiency across the platform.

In the third quarter of 2004, the Company announced the reorganization of its Nordic Gravure platform and the closing of the Stockholm, Sweden facility, by the end of 2004, and recorded additional impairment of assets, restructuring and other charges of $12.8 million. In the fourth quarter of 2004, the Company recorded $34.6 million of impairment of assets mainly related to facilities in Europe and $13.8 million in restructuring charges for several smaller initiatives in North America and Europe. In the first quarter of 2005, the Company took a $33.3 million charge mainly related to the impairment of long-lived assets and accelerated depreciation. For the second quarter of 2005, the Company booked a $31.8 million charge, approximately half of which was for impairment of assets and accelerated depreciation and the other half was related to restructuring initiatives. In the third quarter of 2005, there was a $17.2 million charge for new impairment of assets, accelerated depreciation, restructuring and other charges. In the fourth quarter of 2005, the Company recorded a $11.9 million charge, of which $5.4 million was related to the impairment of long-lived assets and accelerated depreciation related to European operations, mainly in France and the United Kingdom. In the first quarter of 2006, the Company recorded $6.4 million of impairment of long-lived assets and $15.7 million in restructuring charges, mainly related to the closure of a facility in North America and workforce reductions in North America and Europe. The $31.4 million charges recorded in the second quarter of 2006 included $28.0 million of restructuring charges that were again essentially related to the closing and consolidation of facilities in North America and Europe.

Net income (loss)
Net income was primarily affected by the difficult market environment, which more than offset the benefits from the initial benefits of the restructuring process and decreased costs from other initiatives mentioned above. In addition, unusual items impacting financial expenses and income taxes also affected the net income for specific quarters. Through the year 2004, financial expenses decreased mainly due to the favorable impact of the refinancing of long-term debt in the fourth quarter of 2003 combined with a lower average debt compared to the previous year. Net income in all four quarters of 2005 was negatively affected by overall pricing erosion, the under-performing French operations as well as volume reductions in the United Kingdom and certain business groups in the North American platform. Net income for the fourth quarter of 2005 was significantly impacted by a $243.0 million pre-tax goodwill impairment charge. Net income for the first quarter of 2006 was impacted by price erosion and volume decreases as discussed above, as well as certain specific revenues, mainly a sales tax settlement in Europe. This trend continued in the second quarter of 2006 and the Company incurred additional costs for start-up related inefficiencies.

SEGMENT REVIEW
The following is a review of activities by segment. The operating analysis is before impairment of assets, restructuring and other charges. Also, the review focuses only on continuing operations.

NORTH AMERICA
North American revenues for the second quarter of 2006 were $1,148.4 million, up slightly from $1,142.1 million in 2005. On a year-to-date basis, revenues were $2,296.5 million in 2006 compared to $2,305.8 million in 2005. Excluding the effect of currency translation and the favorable impact of paper sales, revenues decreased by 1.7% in the second quarter and 2.0% on a year-to-date basis mainly due to lower prices and an overall decrease in volume. The lower prices are the result of the combination of unfavorable product mix compared to last year and the continued difficult pricing environment impacting most of the North American business groups. Volume increased for the second quarter and the first half of 2006 in the Catalog and Directory groups, was flat in the Retail group but decreased in the other North American business groups compared to last year.

Operating income and margin decreased in the second quarter of 2006 and on a year-to-date basis in 2006 compared to 2005. This was a result of the pricing pressures while overall volume remained more or less flat. Operating income was also negatively impacted by higher energy costs as well as temporary inefficiencies related to the installation and start-up of new presses. Year-over-year, the North American workforce was reduced by 1,403 employees, or approximately 5.7%, and the benefits of this improvement will positively impact the Company in future quarters.

The following is a review of the North American activities by business group. The North American segment is made up of the following business groups: Magazine & Direct, Retail, Catalog, Book & Directory, Canada and Other Revenues (Figure 6).

Magazine & Direct
Magazine & Direct revenues for the second quarter of 2006 were $315.8 million, down 4.2% from $329.5 million in 2005. On a year-to-date basis, revenues were $636.1 million in 2006, down 2.6% from $652.8 million in 2005. Revenue decreased in the second quarter and on a year-to-date basis due mainly to volume decreases in both groups. Continued price erosion in the Magazine group also affected revenues for the quarter and year-to-date. These shortfalls were partially offset by increased paper sales year-to-date in both groups and a favorable work mix in the Direct group.

As part of deploying the improved operating network to improve quality and reduce costs, the Company expects to install ten new presses in seven facilities for magazine customers. Two of them were installed and operating in the fourth quarter of 2005, three additional ones have been installed and began operations in the first half of 2006 and four more are expected to be installed before the end of the year. The Company expects to complete the installation of the tenth press in the first quarter of 2007. This process resulted in inefficiencies and volume reductions common during start-ups, which stemmed from the preparation, installation, and start-up of new equipment and the temporary redistribution of print volume to other facilities.

In April 2006, the Company announced its decision to close a facility in Brookfield, Wisconsin as part of the reorganization of its Magazine group. Management expects to complete the closure in the third quarter of 2006. As part of the same plan, the Company announced in June 2006, its decision to consolidate its Cincinnati area magazine printing operations into one facility to improve customer service, maximize asset utilization and increase efficiency. This will result in the closure of the Red Bank, Ohio facility. Management expects to complete the closure in the fourth quarter of 2006.

Retail
Retail revenues for the second quarter of 2006 were $205.4 million, up 1.0% from $203.3 million in 2005. On a year-to-date basis, revenues were essentially flat at $399.9 million in 2006, compared to $400.3 million in 2005. For the quarter and year-to-date, a slight increase in volume was offset by a change in product mix.

Catalog
Catalog revenues for the second quarter of 2006 increased by 10.1% to $152.7 million, compared with $138.7 million in 2005. On a year-to-date basis, revenues were $315.2 million in 2006, up 4.6% from $301.3 million in 2005. The increase in revenues for the second quarter and year-to-date was due to important new customers, such as Bass Pro Shops and Brookstone, increased paper sales and material price increases. Catalog also gained increased sales with several of its key customers. Catalogs success in winning with new customers and gaining with key current customers is based on the development in the Company's complete solution offering to help market branded goods companies products and to increase the store traffic at retail customers.

Book & Directory
Book & Directory revenues for the second quarter of 2006 were $170.0 million, down 9.2% from $187.3 million in 2005. On a year-to-date basis, revenues were $341.3 million in 2006, down 5.1% from $359.8 million in 2005. The decrease in quarterly revenues was due primarily to reduced capacity related to the Book retooling plan, resulting in lower volumes in the Book group. The restructuring effort is resulting in decommissioning of assets and reducing staff by 8% in the Book group. The increased volume in the Directory group offset this reduction as the Company started to realize incremental volumes from important contracts signed in 2005, which represent an additional 160 billion printed directory pages per year starting in 2007.

In April 2006, the Company announced its plan to reorganize its Book platform in order to improve customer service, maximize asset utilization and increase efficiency. The plan provides for investments in new state-of-the-art equipment and the decommissioning or relocation of certain existing assets. As part of the reorganization, the Book group has continued to implement its portion of the North American retooling plan with the addition of two 64-page presses that will be fully operational by the end of the third quarter of 2006. These presses, along with the two similar presses installed in the fourth quarter of 2005, will better serve clients, particularly where runs are short and time is the priority. However, the Company also intends to offer seamless and cost effective service for more labor-intensive products from its Latin American platform. As part of this plan, the Company announced the closure of its plant in Kingsport, Tennessee, which will be completed by the end of the third quarter of 2006.

Canada
The Canadian business group operates mainly in the Retail, Magazine, Catalog and Directory markets. Canadian revenues for the second quarter of 2006 were $213.2 million, up 5.0% from $203.0 million in 2005. On a year-to-date basis, revenues were $424.0 million in 2006, essentially flat compared to 2005. The increase in revenues for the quarter is primarily attributable to the appreciating Canadian dollar. Excluding the impact of currency translation and the effect of paper sales, revenues decreased by 4.4% for the quarter and by 5.3% year-to-date compared to the same periods in 2005 due to reductions in prices and in volume. The decrease in prices is mainly attributable to fewer favorable foreign exchange contracts on sales to U.S. customers as well as ongoing pricing pressures from major contractual customers. Prices were also affected by the negative product mix compared to last year. Volume was down by 1.5% in the second quarter, mostly due to decreased volume in Retail, the sale of a facility in Val-d'Or, Canada, in 2006 and the closure of two other facilities in 2005.

Other Revenues
Other sources of revenues in North America include Quebecor World Premedia and Logistics.

The Quebecor World Premedia revenues for the second quarter of 2006 were $13.4 million, down 2.2% from $13.7 million in 2005. On a year-to-date basis, revenues were $27.3 million in 2006, down 4.0% from $28.4 million in 2005. The decrease in revenues for the second quarter was attributable to pricing pressures. In the second quarter of 2006, the overall Premedia volume remained flat. The Book page count was down significantly compared to last year but was offset by an increase in Catalog page count. On a year-to-date basis, revenues were impacted by a decrease in volume, which was partly offset by a positive change in work mix.

Logistics revenues for the second quarter of 2006 were $79.8 million, up 16.2% from $68.7 million in 2005. On a year-to-date basis, revenues were $156.9 million in 2006, up 8.9% from $144.1 million in 2005. The revenue increase for the quarter and six-month periods is due to the success of the Company's integrated end-to-end solution in providing value-added services. The new Co-Mailing facility in Bolingbrook, Illinois continued to produce increased revenues, volume and margin over prior year, supporting the strong growth. Overall, product mix compared to prior year improved with a shift towards higher margin services. These favorable impacts were coupled with cost containment and strategic cost savings initiatives, including more effective network utilization and strategic use of specific modes of transportation.

EUROPE
The European segment operates mainly in the Magazine, Retail, Catalog and Book markets. European revenues for the second quarter of 2006 were $251.9 million, down 11.2% from $283.9 million in 2005. On a year-to-date basis, revenues were $514.0 million in 2006, down 16.5% from $615.5 million in 2005. Excluding the negative impact of currency translation, revenues were still down 11.1% for the second quarter and 12.5% year-to-date compared to the same periods last year. Overall, volume decreased in the second quarter and year-to-date, mainly in France and in the United Kingdom. The implementation of the European retooling plan that began early in 2006 has also impacted volume in most countries for the second quarter of 2006 as a result of temporary press start-up inefficiencies. Furthermore, France's volume shortfall is due to the disposal of certain facilities in 2005 and in the first quarter of 2006, the shutdown of a facility in the second quarter of 2006 and the reduced gravure printing work, mainly in the Catalog and Retail markets. Although restructuring measures have been undertaken at the Corby, United Kingdom facility, it is still negatively impacted by the non-renewal of an important contract, which wound down in the first half of 2005 as well as the poor market conditions in the United Kingdom.

Prices continued to be a challenge in the second quarter and the first half of 2006, primarily due to difficult economic conditions in most regions but also because of an unfavorable product mix in France, Belgium and Finland.

The operating income and margin for the European segment decreased in the second quarter and year-to-date compared to the same periods in 2005. The most important decreases in operating income and margin were in France and the United Kingdom but were essentially flat in Sweden, Austria and Spain. France's operating margin was negative for both the second quarter and six-month periods of 2006. Second quarter results were also negatively impacted by decreased volume and inefficiencies related to the important restructuring of the Corby, United Kingdom facility. Start-up inefficiencies also continued to affect operating income in the first half of 2006, notably in Belgium and in Finland. Year-over-year, the European workforce was reduced by 17.4% or 857 employees.

As part of the European retooling plan, the Company placed firm orders to purchase new state-of-the-art equipment to be installed in facilities in Belgium, Spain, Austria and the United Kingdom.

The Company completed the shutdown of the Strasbourg, France, facility in the second quarter of 2006. The closure was completed on time and within initial cost estimates.

LATIN AMERICA
Latin America operates mainly in the Book, Directory, Magazine, Catalog and Retail markets. Latin America's revenues for the second quarter of 2006 were $51.8 million, down 21.7% from $66.2 million in 2005. On a year-to-date basis, revenues were $109.3 million in 2006, down 11.0% from $122.8 million in 2005. Excluding the impact of foreign currency and paper sales, revenues for the second quarter of 2006 were down 9.2% compared to last year. For the first half of 2006, on the same basis, revenues decreased by 2.9%. Prices in the second quarter and year-to-date increased compared to 2005 as a result of a favorable impact on export sales. However, overall volume was down significantly for the quarter and year-to-date and operating income and margin were also down for the quarter and the year 2006 to date. The majority of these decreases are explained by volume shortfalls in Peru, as the presidential election in Peru temporarily reduced local sales in the country, but management expects a significant recovery of lost volume by the end of 2006. In addition, volumes were down in Mexico due mainly to lower directory volume.

Approximately two years ago, the Company embarked on an initiative to further link the Latin American Book and Directory facilities with their North American counterparts to extend this capacity and capability to its overall customer base. Building on the success of this initiative in 2005, the Company announced, in April 2006, a plan to significantly enhance service to its global customers through improved integration of its North American and Latin American platforms. This will involve the closure of a Book facility in the United States, as previously mentioned and the redeployment of certain equipment to facilities in Latin America. Mexico, Colombia and Peru are directly involved in this equipment transfer because of their strategic geographical location and competitive book manufacturing capabilities that enable publishers to receive North American quality and service at a reduced cost.

Reconciliation of non GAAP measures
($ millions)

	Three months		Six months
	2006	2005	2006	2005
Operating Income from Continuing Operations
Operating income ("EBIT")	$19.0	$52.6	$46.5	$107.9
Impairment of assets, restructuring and other charges ("IAROC")	31.4	31.8	53.5	65.1

Adjusted EBIT	$50.4	$84.4	$100.0	$173.0

EBIT	$19.0	$52.6	$46.5	$107.9
Depreciation of property, plant and equipment(1)	74.1	78.2	146.9	160.6
Amortization of deferred charges(1)	6.1	6.6	12.2	12.7
Less depreciation and amortization from discontinued operations(2)	—	(1.8)	—	(4.2)

Operating income before depreciation and amortization ("EBITDA")	$99.2	$135.6	$205.6	$277.0
IAROC	31.4	31.8	53.5	65.1

Adjusted EBITDA	$130.6	$167.4	$259.1	$342.1

Earnings (loss) per share from Continuing Operations
Net income (loss) from Continuing Operations	$(6.5)	$9.5	$(0.2)	$25.3
IAROC (net of income taxes of $4.4 million for the second quarter of 2006 ($9.6 million year-to-date) and $3.0 million for the second quarter of 2005 ($6.0 million year-to-date))	27.0	28.8	43.9	59.1

Adjusted net income from continuing operations	$20.5	$38.3	$43.7	$84.4
Net income available to holders of preferred shares	7.5	9.6	18.7	19.4

Adjusted net income from continuing operations available to holders of equity shares	$13.0	$28.7	$25.0	$65.0
Diluted average number of equity shares outstanding (in millions)	131.3	132.5	131.2	132.7
Earnings (loss) per share from continuing operations
Diluted	$(0.11)	$—	$(0.14)	$0.04
Adjusted diluted	$0.10	$0.22	$0.19	$0.49

Free Cash Flow
Cash provided by operating activities	$122.2	$201.4	$154.6	$184.9
Dividends on preferred shares	(9.7)	(12.2)	(23.9)	(24.6)
Additions to property, plant and equipment	(87.2)	(73.7)	(136.4)	(128.4)
Net proceeds from disposal of assets	0.6	1.5	9.0	5.2
Proceeds from business disposals	0.7	0.8	28.0	0.8

Free cash flow	$26.6	$117.8	$31.3	$37.9

Adjusted: Defined as before IAROC and before goodwill impairment charge	FIGURE 7
(1) As reported in the Consolidated Statements of Cash Flows
(2) As reported in Note 4 "Discontinued Operations and Other Disposals"

Reconciliation of non GAAP measures
($ millions)

	Six-month period ended June 30, 2006	Twelve-month period ended December 31, 2005
Debt-to-capitalization
Current portion of long-term debt	$5.2	$7.7
Long-term debt	1,954.2	1,731.9
Convertible notes	116.6	115.5

Total debt	$2,076.0	$1,855.1
Minority interest	0.6	0.6
Shareholders' equity	2,031.2	2,250.6

Capitalization	$4,107.8	$4,106.3

Debt-to-capitalization	51:49	45:55

Total Debt and Accounts Receivable Securitization
Total debt	$2,076.0	$1,855.1
Accounts receivable securitization	559.2	692.8

Total debt and accounts receivable securitization	$2,635.2	$2,547.9
Minority interest	0.6	0.6
Shareholders' equity	2,031.2	2,250.6

Capitalization, including securitization	$4,667.0	$4,799.1

Debt-to-capitalization, including securitization	56:44	53:47

Coverage Ratios from Continuing Operations
Adjusted EBITDA	$259.1	$688.7
YTD December previous year	688.7	—
Six-month period previous year	(342.1)	—

Adjusted EBITDA — Last 12 months	$605.7	$688.7

Financial expenses	$61.1	$119.0
YTD December previous year	119.0	—
Six-month period previous year	(60.2)	—

Financial expenses adjusted — Last 12 months	$119.9	$119.0

Interest coverage ratio (times)	5.1	5.8
Total debt	$2,076.0	$1,855.1

Debt-to-Adjusted-EBITDA ratio (times)	3.4	2.7

Book value per share
Shareholders' equity	$2,031.2	$2,250.6
Preferred shares	(326.4)	(456.6)

	$1,704.8	$1,794.0
Ending number of equity shares (in millions)	131.3	131.0

Book value per share	$12.98	$13.69

FIGURE 7

CRITICAL ACCOUNTING ESTIMATES
The Company's critical accounting estimates are discussed in its annual MD&A included in the 2005 Annual Report. The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management has not made any significant changes to the estimates and assumptions in the quarter ended June 30, 2006 with the exception of Pension and Postretirement benefits. Actual results could differ from those estimates.

PENSION AND POSTRETIREMENT BENEFITS
During the second quarter of 2006, the Company announced modifications to the defined benefit plans for certain employees in Canada and in the United States, and the creation of a defined contribution Group Registered Retirement Savings Plan ("Group RRSP") for employees in Canada.

As of October 1, 2006, Canadian employees will have the choice to adhere to the Group RRSP, or to continue to participate in the modified pension plan, while future employees will automatically adhere to the new Group RRSP. The Company is currently estimating the impact of these changes made to the Canadian pension plans.

For employees in the United States, a portion of the defined benefit plan will be frozen and an improved defined contribution plan will be offered to employees. A $3.6 million curtailment gain was recorded in relation to these changes in the second quarter of 2006.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES
One of the measures the Company uses to evaluate its liquidity is free cash flow as described in Figure 7. Free cash flow reflects cash flow available for business acquisitions, dividends on equity shares, repayments of long-term debt and repurchases of equity securities. Free cash flow for the second quarter of 2006 amounted to $26.6 million, compared to $117.8 million for the corresponding quarter of the previous year. On a year-to-date basis, free cash flow for 2006 amounted to $31.3 million, compared to $37.9 million for the same period of 2005. The decrease year-over-year is mainly attributable to lower cash flows provided by operating activities in the second quarter of 2006 compared to the same period in 2005.

OPERATING ACTIVITIES
The deficiency in working capital was $143.0 million as at June 30, 2006, compared to $92.0 million as at December 31, 2005. This decrease in working capital of $51.0 million was mainly due to an increase in trade payables resulting from the timing of payments that was partly offset by a decrease in net income taxes payable. In addition, the decrease is due to lower level of trade receivables attributable to lower gross receivables partly offset by a lower level of accounts receivable under securitization as shown in Figure 7. The Company generally maximizes the use of its accounts receivable securitization programs, since the cost of these programs is relatively low compared to that of the credit facility. The amount of trade receivables under securitization varies from month to month, based principally on the previous month's balance (June securitization is based on outstanding receivables at the end of May).

FINANCING ACTIVITIES
The Company is subject to certain financial covenants in some of its major financing agreements. The key financial ratios are the interest coverage ratio, the debt-to-Adjusted-EBITDA ratio and the debt-to-capitalization ratio. As at June 30, 2006, the Company was in compliance with all significant debt covenants.

The Company's Series 4 Redeemable First Preferred Shares were redeemable at the option of the Company on and after March 15, 2006. On April 18, 2006, in accordance with provisions applicable to these shares, the 8 000 000 shares were redeemed at Cdn$25.2185 per share. This price represents Cdn$25.00 per share (for a total amount of Cdn$200.0 million ($175.9 million)) plus accrued dividends of Cdn$0.2185, accruing as of and from March 1, 2006. These shares were redeemed using the Company's revolving bank facility.

The 7.20% Senior Notes for a principal amount of $250.0 million matured on March 28, 2006. On March 6, 2006, the Company issued at par $450.0 million aggregate principal amount of 8.75% Senior Notes due March 15, 2016. Net proceeds from the issuance of the 8.75% Senior Notes were approximately $442.2 million and were used to repay in full the 7.20% Senior Notes and for general corporate purposes, including the reduction of other indebtedness.

On January 18, 2006, the Company announced that in light of the current capital spending program, the Board of Directors approved a reduction of the quarterly dividend on the Multiple Voting Shares and Subordinate Voting Shares to $0.10 per share from $0.14 per share. This will lower dividend payments by $21.0 million per year.

On January 16, 2006, the Company announced it had concluded an agreement with Société Générale for the Canadian dollar equivalent of a 136.2 million Euros long-term committed credit facility relating to purchases of MAN Roland presses as part of the North American retooling program. The unsecured facility will be drawn over two years and will be repaid over the next ten years. At June 30, 2006, the drawings under this facility amount to Cdn$118.0 million ($105.7 million), bearing interest at 4.28%.

The Company's normal course issuer bid expired on May 12, 2006. A total of 2,438,500 Subordinate Voting Shares were repurchased under this program and the Company did not repurchase any Subordinate Voting Shares after August 12, 2005.

Contractual Cash Obligations ($ millions)

	Remainder of 2006	2007	2008	2009	2010	2011 and thereafter
Long-term debt and convertible notes	$—	$116.6	$215.9	$412.7	$187.4	$1,115.7
Capital leases	3.3	3.9	3.1	7.9	2.3	7.2
Operating leases	64.7	67.6	42.3	27.4	16.9	68.9
Capital asset purchase commitments	81.8	60.5	—	—	—	—

Total contractual cash obligations	$149.8	$248.6	$261.3	$448.0	$206.6	$1,191.8

FIGURE 8

INVESTING ACTIVITIES
In the second quarter of 2006, the Company invested $87.2 million in capital projects compared to $73.7 million in 2005. On a year-to-date basis, $136.4 million has been invested in capital projects in 2006, compared to $128.4 million in 2005. Of that amount, 70% (85% excluding building purchases) was for organic growth, including expenditures for new capacity requirements and productivity improvement. The remaining portion was spent on the maintenance of the Company's structure. In 2005, the organic growth spending amounted to 90%.

Key year-to-date expenditures included approximately $40.0 million in North America and $28.0 million in Europe, as part of the strategic retooling plans and a customer related project. The Company has also invested $28.0 million for building and land purchases in Recife, Brazil, Mexico DF, Mexico and in Olive Branch, Tennessee. Other notable projects included bindery equipment upgrades to improve North American efficiency and a book printing plant set-up in St-Romuald, Canada.

To date, the Company has placed 20 firm orders for new presses, of which 19 are part of the U.S. strategic plan announced in 2004. The total commitment for these presses with the press manufacturers amounted to $240.6 million, of which $168.0 million has already been disbursed. Of the 20 presses, five became operational during the fourth quarter of 2005, one during the first quarter of 2006 and three during the second quarter of 2006.

As part of the European strategic plan announced in 2005, the Company has placed a total of five firm orders for new presses, all of which were placed prior to the second quarter of 2006. The total commitment for these presses with the press manufacturers amounted to $73.4 million, of which $58.3 million has already been disbursed.

For the remainder of 2006, the Company projects capital expenditures of approximately $245.0 million, of which a portion is related to the strategic retooling plans. Expected sources of funds to meet these expenditures are cash flows from operations, drawings on the Company's revolving bank facility and the equipment financing loan.

FINANCIAL POSITION
As at June 30, 2006, the debt level was at $2,076.0 million, a $220.9 million increase compared to December 31, 2005 mainly due to the redemption of the Series 4 Preferred Shares. The debt-to-capitalization ratio was 51:49 as at June 30, 2006 compared to 45:55 at December 31, 2005 (Figure 7). Including accounts receivable securitization, total debt would be $2,635.2 million, $87.3 million higher than December 31, 2005. The debt-to-capitalization ratio, including accounts receivable securitization, was 56:44 as at June 30, 2006, compared to 53:47 at 2005 year-end.

The Company has no major operating leases expiring in 2006 where it would otherwise pay to purchase the underlying equipment (presses and binders). Historically, the Company has acquired most of the equipment under leases when it is used for production. The total terminal value of these leases expiring after 2006 is approximately $100.8 million, of which $52.2 million is guaranteed.

The minimum legal requirement for pension contributions is $93.2 million in 2006, of which $41.3 million have been paid as of June 30, 2006 (total annual contributions for 2005 were $54.7 million).

As at June 30, 2006, the following ratings applied to the senior unsecured debt of the Company:

Rating Agency	Rating
Moody's Investors Service	Ba3
Standard and Poor's	BB-
Dominion Bond Rating Service Limited	BB (high)

On January 12, 2006, Moody's Investors Service changed the corporate family rating from Quebecor World Inc. to Quebecor World (USA) Inc. and lowered the credit rating from Ba2 to Ba3. On February 17, 2006, Standard & Poor's lowered the credit rating from BB to BB-. It is expected that the Company's future borrowing costs may increase as a result of these rating changes.

The Company believes that its liquidity, capital resources and cash flows from operations are sufficient to fund planned capital expenditures, working capital requirements, pension contributions, interest and principal payment obligations for the foreseeable future.

IMPAIRMENT OF ASSETS AND RESTRUCTURING INITIATIVES
The following analysis takes into account impairments and measures pertaining to continuing operations.

During the second quarter of 2006, the Company recorded an impairment of long-lived assets and restructuring charges of $31.4 million, which were composed of cash items of $28.0 million and non-cash items of $3.4 million. Of the total amount recorded, $12.6 million was related to North America, $18.7 million to Europe and $0.1 million to Latin America. For the six-month period ended June 30, 2006, the Company recorded impairment of assets and restructuring charges of $53.5 million, composed of non-cash items of $9.8 million and cash items of $43.7 million. Of the total amount recorded, $26.1 million was related to North America, $26.8 million to Europe and $0.6 million to Latin America.

The Company performed a review of its long-lived assets during the first and second quarters of 2006. Following impairment tests on various specific units, the Company concluded that certain assets, mainly in Europe and North America, were impaired. Accordingly, for the second quarter of 2006, the Company recorded an impairment of long-lived assets of $1.5 million and $7.9 million for the year 2006 to date.

During the second quarter of 2006, the Company continued its restructuring initiatives and approved the closure of the Kingsport, Tennessee facility in the Book and Directory group, the closure of the Red Bank, Ohio facility in the Magazine group, the closure of the Strasbourg facility in France and other workforce reductions across the Company. The cash costs of these initiatives were estimated at $30.1 million, of which $21.6 million were recorded during the second quarter. The non-cash costs of these initiatives for the pension curtailment and settlement of one of the Company's American pension plans were estimated at $13.1 million, of which $1.9 million were recorded during the second quarter. The Company also recorded $2.4 million related to first quarter initiatives. In the first quarter of 2006, the Company approved the closure of the Brookfield, Wisconsin facility in the Magazine group and other workforce reductions mainly in North America. The cash costs of these initiatives were estimated at $13.3 million, of which $10.2 million were recorded during the first quarter. The 2006 restructuring initiatives affected 1,700 employees in total, of which 661 jobs have been eliminated as of June 30, 2006 and 1,039 are still to come in 2006. However, the Company estimated that 281 new jobs would be created in other facilities.

The Company also recorded $3.1 million in the second quarter of 2006, resulting from the continuation of the 2005 and 2004 initiatives and a net overspending of $0.9 million for prior year's initiatives. These charges, mainly in Europe, were related to the downsizing of the operations in Helio Corbeil, France and to leasing and facility costs in Sweden and the United Kingdom. For the six-month period ended June 30, 2006, the Company recorded $8.8 million resulting from the continuation of the 2005 and 2004 initiatives and a net overspending of $0.7 million for prior years' initiatives. The charges for the second quarter and year-to-date mainly incurred in Europe were related to further headcount reductions and facility costs in United Kingdom, the downsizing of the operations in Helio Corbeil, France, and to leasing and facility costs in Sweden. In summary, 190 jobs were eliminated in the first six months of 2006 as a result of the execution of prior year initiatives and 80 are still to come in 2006.

As at January 1, 2006, the balance of the restructuring reserve was $27.9 million. This amount related mostly to workforce reductions across the platform and lease and facility carrying costs. The Company utilized $26.8 million of the current and prior years' restructuring and other charges reserves during the six-month period ended June 30, 2006 such that the balance of the reserve, including new initiatives in 2006, was $46.1 million at June 30, 2006. The cash disbursements related to this reserve are expected to be $31.7 million for the remainder of 2006.

In addition to the $46.1 million already recorded, $26.2 million of restructuring charges related to the above initiatives remain to be recorded, mainly in 2006 when the liabilities related to the initiatives will have been contracted.

FINANCIAL INSTRUMENTS
The Company uses a number of derivative financial instruments to manage its exposure to fluctuations in foreign exchange, interest rates, and commodity prices. The MD&A included in the Company's 2005 Annual Report contains a complete description of these derivative financial instruments. The following is an analysis of the Company's derivative financial instruments as at June 30, 2006.

Interest rate swap agreements outstanding at quarter-end had a notional value of $200.0 million. The total adjustment recorded to interest expense was an expense of $1.7 million for the first six months of 2006 and nil for the same period in 2005.

The Company enters into foreign exchange forward contracts to hedge foreign denominated sales and related receivables and equipment purchases. The contracts outstanding as at June 30, 2006 had a notional value of $333.8 million and expire between 2006 and 2010. The foreign exchange translation gains and losses and the deferred premiums and discounts are recognized as an adjustment to the corresponding revenues and exchange gains or losses when the transaction is recorded. The total amounts recorded to these accounts for the first six months of 2006 for these contracts were revenues of $4.8 million, and a gain of $1.5 million (revenues of $10.9 million, and a gain of $0.4 million for the same period of 2005).

Foreign exchange forward contracts and cross currency swaps outstanding at quarter-end, used to hedge foreign denominated asset exposures, had a notional value of $714.9 million and nil respectively at quarter-end, and expire in 2006 and 2007. The total adjustment recorded to derivative gain or loss related to these contracts was a loss of $33.0 million for the first six months of 2006 (a gain of $41.5 million for 2005), which compensated the foreign exchange gains and losses on the translation of foreign denominated assets.

The Company enters into commodity swap contracts used to hedge certain future identifiable energy price exposures related to the purchases of natural gas. Contracts outstanding at quarter-end had a notional quantity of 1,417,000 gigajoules in Canada and 7,384,000 MMBTU in the U.S. and expire between 2006 and 2009. For contracts qualifying and designated as cash flow hedges, the total adjustment to gas cost for the first six months of 2006 was a loss of $3.8 million (loss of $0.3 million in 2005). For contracts outstanding for which hedge accounting is not applied, the portion of the change in the contracts' fair values recorded to derivative gain or loss was a loss of $1.1 million for the first six months of 2006 (gain of $0.3 million in 2005).

The total amount deferred as a liability in relation to terminated derivative financial instruments or those that have ceased to be effective as at June 30, 2006 was $5.7 million ($7.8 million for the same period of 2005) and the total amount recognized in income was $0.9 million ($1.1 million for the same period of 2005).

The estimated fair value of derivative financial instruments is detailed in Figure 9.

Fair Value of Derivative Financial Instruments ($ millions)(Continuing Operations)

	June 30, 2006		December 31, 2005
	Book Value	Fair Value	Book Value	Fair Value
Derivative financial instruments
Interest rate swap agreements	$—	$(11.0)	$—	$(10.4)
Foreign exchange forward contracts	(17.7)	(10.0)	4.7	15.5
Cross currency interest rate swaps	—	—	3.6	3.6
Commodity swaps	(1.2)	(7.0)	(0.1)	(0.5)

FIGURE 9

OFF-BALANCE SHEET ARRANGEMENTS
The Company is party to various off-balance sheet arrangements. The MD&A included in the Company's 2005 Annual Report contains a complete description of these arrangements.

ASSET SECURITIZATION
As at June 30, 2006, the amounts outstanding under the Canadian, U.S. and European securitization programs were Cdn$79.0 million, $358.0 million and 102.1 million Euro, respectively (Cdn$89.0 million, $400.0 million and 119.0 million Euro, as at June 30, 2005). The Company had a retained interest in the trade receivables sold of $136.2 million, which is recorded in the Company's trade receivables. As at June 30, 2006, an aggregate amount of $695.4 million ($745.8 million in 2005) of accounts receivable had been sold under the three programs. Consistent with its U.S. securitization agreement, the Company sells all of its U.S. receivables to a wholly-owned subsidiary, Quebecor World Finance Inc., through a true-sale transaction.

The Company is in compliance with all its covenants under the agreements governing its securitization programs as of June 30, 2006.

On July 31, 2006, the Company amended and extended its European securitization program for a 3-year period through May 29, 2009, increasing the liquidity horizon of the program.

RELATED PARTY TRANSACTIONS
The Company entered into transactions with Quebecor Inc. ("QI"), a related party, and other subsidiaries of QI, which were accounted for at prices and conditions prevailing in the market. Intercompany revenues from QI's media subsidiaries mostly involved magazine printing services.

Related Party Transactions ($ millions)

	Three months		Six months
	2006	2005	2006	2005
Periods ended June 30
Revenues	$18.0	$13.5	$32.8	$27.8
Purchases	1.4	1.1	2.7	2.2
Management fees billed by Quebecor Inc.	1.2	1.1	2.4	2.2
IT services billed by Videotron Ltd (net of incurred expenses billed to Videotron Ltd of $0.5 million for the second quarter of 2006 ($1.2 million year-to-date) and $0.8 million for the second quarter of 2005 ($1.8 million year-to-date))	2.7	2.9	5.1	5.4

FIGURE 10

OUTSTANDING SHARE DATA
The following figure discloses the Company's outstanding share data as at July 21, 2006:

Outstanding Share Data ($ millions and thousands of shares)

	July 21, 2006
	Issued and outstanding shares	Book value
Equity Multiple Voting Shares	46,987	$93.5
Equity Subordinate Voting Shares	84,463	1,144.0
First Preferred Shares, Series 3	12,000	212.5
First Preferred Shares, Series 5	7,000	113.9

FIGURE 11

ACCOUNTING POLICIES
The interim consolidated financial statements at June 30, 2006 have been prepared using the same accounting policies as described in the Company's Consolidated Financial Statements included in the 2005 Annual Report.

ADDITIONAL INFORMATION
Additional information relating to Quebecor World, including its most recent annual information form, is available on the Company's website at www.quebecorworld.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Montreal, Canada
August 8, 2006

CONSOLIDATED FINANCIAL STATEMENTS
SECOND QUARTER ENDED JUNE 30, 2006

Consolidated Statements of Income and Retained Earnings
Periods ended June 30
(In millions of US dollars, except per share amounts)
(Unaudited)

		Three months		Six Months
	Note	2006	2005	2006	2005
Revenues		$1,452.2	$1,491.1	$2,919.7	$3,042.1
Operating expenses:
Cost of sales		1,219.6	1,226.5	2,463.3	2,503.6
Selling, general and administrative		99.7	98.0	194.9	198.5
Securitization fees		8.3	5.7	14.5	10.4
Depreciation and amortization		74.2	76.5	147.0	156.6
Impairment of assets, restructuring and other charges	2	31.4	31.8	53.5	65.1

		1,433.2	1,438.5	2,873.2	2,934.2

Operating income		19.0	52.6	46.5	107.9
Financial expenses	3	33.6	31.0	61.1	60.2

Income (loss) from continuing operations before income taxes		(14.6)	21.6	(14.6)	47.7
Income taxes (recovery)		(8.5)	12.1	(14.7)	22.6

Income (loss) from continuing operations before minority interest		(6.1)	9.5	0.1	25.1
Minority interest		0.4	—	0.3	(0.2)

Net income (loss) from continuing operations		(6.5)	9.5	(0.2)	25.3
Loss from discontinued operations (net of tax)	4	(0.7)	(7.5)	(1.8)	(7.0)

Net income (loss)		$(7.2)	$2.0	$(2.0)	$18.3
Net income available to holders of preferred shares		7.5	9.6	18.7	19.4

Loss available to holders of equity shares		$(14.7)	$(7.6)	$(20.7)	$(1.1)

Earnings (loss) per share:	5
Basic and Diluted:
Continuing operations		$(0.11)	$—	$(0.14)	$0.04
Discontinued operations		—	(0.06)	(0.02)	(0.05)

		$(0.11)	$(0.06)	$(0.16)	$(0.01)

Weighted average number of equity shares outstanding:	5
(in millions)
Basic and Diluted		131.3	132.5	131.2	132.7

Retained earnings:
Balance, beginning of period		$456.4	$748.9	$475.6	$761.0
Net income (loss)		(7.2)	2.0	(2.0)	18.3
Shares repurchased		—	(9.4)	—	(9.4)
Dividends:
Equity shares		(13.3)	(18.5)	(26.5)	(37.1)
Preferred shares		(7.5)	(9.6)	(18.7)	(19.4)

Balance, end of period		$428.4	$713.4	$428.4	$713.4

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows
Periods ended June 30
(In millions of US dollars)
(Unaudited)

		Three months		Six Months
	Note	2006	2005	2006	2005
Operating activities:
Net income (loss)		$(7.2)	$2.0	$(2.0)	$18.3
Non-cash items in net income (loss):
Depreciation of property, plant and equipment		74.1	78.2	146.9	160.6
Impairment of assets and non-cash portion of restructuring and other charges	2	3.4	16.0	9.8	41.0
Future income taxes		(15.2)	(1.5)	(2.1)	(1.1)
Amortization of deferred charges		6.1	6.6	12.2	12.7
Loss on business disposals	4	—	3.3	3.8	3.3
Other		2.7	3.6	5.2	5.3
Changes in non-cash balances related to operations:
Trade receivables		26.7	91.4	(0.8)	10.8
Inventories		23.1	15.0	(1.1)	12.2
Trade payables and accrued liabilities		44.5	20.9	109.9	(49.4)
Other current assets and liabilities		(10.3)	(33.5)	(76.4)	(34.3)
Other non-current assets and liabilities		(25.7)	(0.6)	(50.8)	5.5

		58.3	93.2	(19.2)	(55.2)

Cash provided by operating activities		122.2	201.4	154.6	184.9
Financing activities:
Net change in bank indebtedness		—	(0.3)	—	0.2
Net proceeds from issuance of equity shares	9	2.2	1.8	3.9	11.8
Repurchases of preferred shares	9	(175.9)	—	(175.9)	—
Repurchases of equity shares		—	(44.5)	—	(44.5)
Issuance of long-term debt	7	(0.3)	—	541.0	—
Repayments of long-term debt		(3.0)	(3.7)	(254.8)	(6.1)
Net (repayments) borrowings under revolving bank facility		178.9	(61.5)	(88.1)	(38.3)
Dividends on equity shares		(13.3)	(18.5)	(26.5)	(37.1)
Dividends on preferred shares		(9.7)	(12.2)	(23.9)	(24.6)

Cash used in financing activities		(21.1)	(138.9)	(24.3)	(138.6)
Investing activities:
Business acquisitions, net of cash and cash equivalents		—	(0.3)	(0.1)	(6.4)
Net proceeds from business disposals, net of cash and cash equivalents	4	0.7	0.8	28.0	0.8
Additions to property, plant and equipment		(87.2)	(73.7)	(136.4)	(128.4)
Net proceeds from disposal of assets		0.6	1.5	9.0	5.2
Net proceeds from disposal of derivative financial instruments		—	—	—	69.2
Restricted cash		(10.0)	—	(10.0)	(26.1)

Cash used in investing activities		(95.9)	(71.7)	(109.5)	(85.7)
Effect of foreign currency		(17.2)	18.2	(13.1)	25.2

Net increase (decrease) in cash and cash equivalents		(12.0)	9.0	7.7	(14.2)
Cash and cash equivalents, beginning of period		38.0	28.6	18.3	51.8

Cash and cash equivalents, end of period		$26.0	$37.6	$26.0	$37.6

Supplemental cash flow information:
Interest paid		$25.3	$19.3	$55.8	$56.8
Income taxes paid		11.6	19.7	48.0	41.9

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets
(In millions of US dollars)

	Note	June 30 2006	December 31 2005
		(Unaudited)	(Audited)
Assets
Current assets:
Cash and cash equivalents		$26.0	$18.3
Trade receivables		403.8	429.9
Receivables from related parties		13.0	14.3
Inventories		370.0	364.4
Income taxes receivable		33.6	3.0
Future income taxes		37.5	34.4
Prepaid expenses		32.7	22.1

Total current assets		916.6	886.4

Property, plant and equipment, net		2,317.3	2,295.9
Goodwill	6	2,318.6	2,305.7
Restricted cash		43.1	33.1
Other assets		211.6	187.7

Total assets		$5,807.2	$5,708.8

Liabilities and Shareholders' Equity
Current liabilities:
Trade payables and accrued liabilities		$989.8	$876.1
Payables to related parties		9.9	8.4
Income and other taxes payable		53.0	84.5
Future income taxes		1.7	1.7
Current portion of long-term debt	7	5.2	7.7

Total current liabilities		1,059.6	978.4

Long-term debt	7	1,954.2	1,731.9
Other liabilities		266.8	259.3
Future income taxes		378.2	372.5
Convertible notes		116.6	115.5
Minority interest		0.6	0.6

Shareholders' equity:
Capital stock	9	1,562.3	1,688.6
Additional paid-in capital		112.4	110.6
Retained earnings		428.4	475.6
Translation adjustment	10	(71.9)	(24.2)

		2,031.2	2,250.6

Total liabilities and shareholders' equity		$5,807.2	$5,708.8

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements
Periods ended June 30, 2006 and 2005
(Tabular amounts are expressed in millions of US dollars, except for earnings per share amounts)(Unaudited)

1.     BASIS OF PRESENTATION

The consolidated financial statements included in this report are unaudited and reflect normal and recurring adjustments which are, in the opinion of the Company, considered necessary for a fair presentation. These consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles ("Canadian GAAP"). The same accounting policies as described in the Company's latest Annual Report have been used. However, these consolidated financial statements do not include all disclosures required under Canadian GAAP and, accordingly, should be read in conjunction with the consolidated financial statements and the notes thereto included in the Company's latest Annual Report.

Seasonality
The operations of the Company's business are seasonal, with the majority of historical operating income recognized in the second half of the fiscal year, primarily as a result of the higher number of magazine pages, new product launches and back-to-school, retail and holiday catalog promotions. Within any year, the seasonality could adversely affect the Company's cash flow and results of operations.

Comparative figures
Certain comparative figures have been restated to conform to the presentation of the current period.

2.     IMPAIRMENT OF ASSETS, RESTRUCTURING AND OTHER CHARGES

During the second quarter of 2006, the Company recorded impairment of long-lived assets and restructuring charges of $31.4 million, which were composed of cash items of $28.0 million and non-cash items of $3.4 million. For the six-month period ended June 30, 2006, the Company recorded impairment of assets and restructuring charges of $53.5 million, composed of non-cash items of $9.8 million and cash items of $43.7 million.

The following tables set forth the segmented information and the category of charges:

2006 Second Quarter	Workforce reduction costs	Leases, closed facilities carrying costs and other	Total restructuring charges	Impairment of assets and pension curtailments	Total impairment of assets, restructuring and other charges
North America	$8.0	$1.4	$9.4	$3.2	$12.6
Europe	16.1	2.4	18.5	0.2	18.7
Latin America	0.1	—	0.1	—	0.1

Continuing Operations	$24.2	$3.8	$28.0	$3.4	$31.4

2005 Second Quarter	Workforce reduction costs	Leases, closed facilities carrying costs and other	Total restructuring charges	Impairment of assets, accelerated depreciation and pension curtailments	Total impairment of assets, restructuring and other charges
North America	$7.9	$1.0	$8.9	$3.3	$12.2
Europe	6.9	3.8	10.7	12.4	23.1
Latin America	0.1	—	0.1	0.3	0.4

	$14.9	$4.8	$19.7	$16.0	$35.7

Discontinued Operations	$3.8	$0.1	$3.9	$—	$3.9
Continuing Operations	11.1	4.7	15.8	16.0	31.8

	$14.9	$4.8	$19.7	$16.0	$35.7

Notes to Consolidated Financial Statements

2.     IMPAIRMENT OF ASSETS, RESTRUCTURING AND OTHER CHARGES (CONT'D)

2006 YTD	Workforce reduction costs	Leases, closed facilities carrying costs and other	Total restructuring charges	Impairment of assets and pension curtailments	Total impairment of assets, restructuring and other charges
North America	$16.8	$1.9	$18.7	$7.4	$26.1
Europe	20.6	4.3	24.9	1.9	26.8
Latin America	0.1	—	0.1	0.5	0.6

Continuing Operations	$37.5	$6.2	$43.7	$9.8	$53.5

2005 YTD	Workforce reduction costs	Leases, closed facilities carrying costs and other	Total restructuring charges	Impairment of assets, accelerated depreciation and pension curtailments	Total impairment of assets, restructuring and other charges
North America	$12.1	$2.7	$14.8	$5.5	$20.3
Europe	7.3	5.7	13.0	35.2	48.2
Latin America	0.1	0.1	0.2	0.3	0.5

	$19.5	$8.5	$28.0	$41.0	$69.0

Discontinued Operations	$3.8	$0.1	$3.9	$—	$3.9
Continuing Operations	15.7	8.4	24.1	41.0	65.1

	$19.5	$8.5	$28.0	$41.0	$69.0

Impairment of long-lived assets
During the second quarter of 2006, the Company performed a review of its long-lived assets. Following impairment tests on various specific units, the Company concluded that some assets, mainly in North America, were impaired. Accordingly, for the second quarter of 2006, the Company recorded impairment of long-lived assets of $1.5 million. For the six-month period ended June 30, 2006, the Company recorded impairments of long-lived assets, mainly in Europe and North America, totaling $7.9 million.

2006 Restructuring initiatives
During the second quarter of 2006, the Company continued its restructuring initiatives and approved the closure of the Kingsport, Tennessee facility in the Book and Directory group, the closure of the Red Bank, Ohio facility in the Magazine group, the closure of the Strasbourg facility in France and other workforce reductions across the Company. The cash costs of these initiatives were estimated at $30.1 million, of which $21.6 million were recorded during the second quarter. The non-cash costs of these initiatives for the pension curtailment and settlement of one of the Company's American pension plans were estimated at $13.1 million, of which $1.9 million were recorded during the second quarter. The Company also recorded $2.4 million related to first quarter initiatives.

During the first quarter of 2006, the Company approved the closure of the Brookfield, Wisconsin facility in the Magazine group and other workforce reductions mainly in North America. The cash costs of these initiatives were estimated at $13.3 million, of which $10.2 million were recorded during the first quarter.

Prior years' restructuring initiatives
During the second quarter of 2006, the Company recorded $3.1 million resulting from the continuation of the 2005 and 2004 initiatives and a net overspending of $0.9 million for prior year's initiatives. These charges mainly incurred in Europe were related to the downsizing of the operations in Helio Corbeil, France, and to leasing and facility costs in Sweden and United Kingdom.

For the six-month period ended June 30, 2006, the Company recorded $8.8 million resulting from the continuation of the 2005 and 2004 initiatives and a net overspending of $0.7 million for prior years' initiatives. These charges mainly incurred in Europe were related to further headcount reductions and facility costs in Corby, United Kingdom, the downsizing of the operations in Helio Corbeil, France, and to leasing and facility costs in Sweden.

Notes to Consolidated Financial Statements

2.     IMPAIRMENT OF ASSETS, RESTRUCTURING AND OTHER CHARGES (CONT'D)

Continuity of the reserve for restructuring and other charges
As at January 1, 2006, the balance of the restructuring reserve was $27.9 million. This amount related mostly to workforce reduction across the platform and lease and facility carrying costs. The Company utilized $26.8 million of the current and prior years' restructuring and other charges reserves during the six-month period ended June 30, 2006.

The following table sets forth the Company's 2006 restructuring reserve and activities against the reserve carried forward from 2005:

	Workforce reduction costs	Leases, closed facilities carrying costs and other	June 30,
			2006	2005
Balance, beginning of the year	$15.3	$12.6	$27.9	$35.2
Overspending on prior years' initiatives	0.3	1.5	1.8	1.8
Reversal of previous years' reserves	(1.0)	(0.1)	(1.1)	(4.4)
2005 & 2004 initiatives	5.7	3.1	8.8	30.6
2006 initiatives	32.5	1.7	34.2	—

	37.5	6.2	43.7	28.0
Reserve utilized during the six-month period ended June 30	(18.4)	(8.4)	(26.8)	(30.8)
Foreign currency changes	0.7	0.6	1.3	(1.2)

Balance, end of period	$35.1	$11.0	$46.1	$31.2

Cash disbursement related to this reserve is expected to be as follows:

	Workforce reduction costs	Leases, closed facilities carrying costs and other	Total
Remainder of 2006	$27.3	$4.4	$31.7
2007	6.9	3.1	10.0
2008	0.9	2.0	2.9
2009	—	1.1	1.1
2010 and thereafter	—	0.4	0.4

	$35.1	$11.0	$46.1

Additional restructuring charges
In addition to the $46.1 million already recorded, $26.2 million of restructuring charges related to the above initiatives remain to be recorded mainly in 2006 when the liabilities related to the initiatives will have been contracted.

Notes to Consolidated Financial Statements

3.     FINANCIAL EXPENSES

		Three months		Six months
	Note	2006	2005	2006	2005
Interest on long-term debt and convertible notes		$38.2	$29.2	$71.5	$58.0
Bank and other charges		1.6	0.5	1.2	1.5
Amortization of deferred financing costs		0.8	0.5	1.4	1.0
Exchange losses (gains)		(31.7)	22.9	(36.3)	42.8
Exchange loss from reduction of net investments in self-sustaining foreign operations	10	—	—	2.5	—
Derivative financial instruments		29.3	(21.1)	29.0	(41.5)

		38.2	32.0	69.3	61.8
Interest capitalized to the cost of equipment		(4.4)	(1.0)	(8.0)	(1.6)

		$33.8	$31.0	$61.3	$60.2
Portion included in discontinued operations	4	0.2	—	0.2	—

		$33.6	$31.0	$61.1	$60.2

4.     DISCONTINUED OPERATIONS AND OTHER DISPOSALS

(a)
Discontinued Operations

  On May 10, 2005, the Company announced its intention to divest its North American non-core Commercial Printing Group (the "non-core Group"), one of the largest providers of general, financial, packaging and commercial specialty printing services throughout the United States, Canada, and Mexico. During the second half of 2005, the Company completed the disposal of all the operating assets of its non-core Group. Consequently, the operating results related to these activities have been presented separately in the Company's consolidated statement of income as discontinued operations.

  In January 2006, the Company received a cash consideration of $17.4 million for the balance of the sale price from the disposal of a Canadian subsidiary, which occurred in December 2005.

  In March 2006, the Company received a cash consideration of $8.5 million for the balance of the sale price from the disposal of operating assets in the United States, which occurred in November 2005, and paid $1.2 million in connection with a sale price adjustment based on the closing working capital. The Company realized a loss of $1.6 million in the first quarter of 2006.

  In March 2006, the Company paid a cash consideration of $2.5 million in connection with a sale price adjustment based on the closing working capital from the sale of some operating assets in Canada which occurred in November 2005. No gain or loss resulted from these adjustments.

Notes to Consolidated Financial Statements

4.     DISCONTINUED OPERATIONS AND OTHER DISPOSALS (CONT'D)

(a)
Discontinued Operations (cont'd)

  Summarized financial information for the discontinued operations is as follows:

		Three months		Six months
	Note	2006	2005	2006	2005
Revenues		$—	$63.0	$—	$133.2

Cost of sales and selling, general and administrative expenses		0.9	63.7	1.1	130.7
Depreciation and amortization		—	1.8	—	4.2
Restructuring and other charges		—	3.9	—	3.9
Loss on disposal of business units		—	5.9	1.6	5.9

Operating loss		(0.9)	(12.3)	(2.7)	(11.5)

Financial expenses	3	0.2	—	0.2	—

Loss before income taxes		(1.1)	(12.3)	(2.9)	(11.5)

Income taxes recovery		(0.4)	(4.8)	(1.1)	(4.5)

Net loss from discontinued operations		$(0.7)	$(7.5)	$(1.8)	$(7.0)

(b)
Other Disposals

  In March 2006, the Company sold its investment in a facility in its French operations for a cash consideration of 1 Euro (an outflow of $0.6 million net of cash and cash equivalents), resulting in a loss on disposal of $0.2 million, which was recorded in selling, general and administrative expenses. The Company also sold the operating assets of a facility in its North American operations for a consideration of $1.2 million, of which $0.5 million was outstanding at the end of the second quarter. The Company realized a loss on disposal of $2.0 million, which was recorded in selling, general and administrative expenses.

  In January 2006, the Company sold its investment in a facility in its French operations for a cash consideration of $3.0 million ($5.7 million net of cash and cash equivalents). No gain or loss was recognized on that transaction during the period.

34

Notes to Consolidated Financial Statements

5.     EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted earnings (loss) per share for continuing operations:

	Three months		Six months
	2006	2005	2006	2005
Net income (loss)	$(6.5)	$9.5	$(0.2)	$25.3
Net income available to holders of preferred shares	7.5	9.6	18.7	19.4

Net income (loss) available to holders of equity shares	$(14.0)	$(0.1)	$(18.9)	$5.9

(In millions)
Weighted-average number of equity shares outstanding:
Basic and Diluted	131.3	132.5	131.2	132.7

Earnings (loss) per share:
Basic and Diluted	$(0.11)	$—	$(0.14)	$0.04

For the purpose of calculating diluted earnings (loss) per share, the effects of the convertible notes were excluded, since their inclusion is anti-dilutive. For the second quarter and the first six months of 2006, the effect of all stock options was also excluded (3,790,083 options during the second quarter of 2005 and 3,007,076 options during the first six months of 2005) since their exercise price is greater than the average market price of shares of the same category.

6.     GOODWILL

The changes in the carrying amount of goodwill for the six-month period ended June 30, 2006 are as follows:

	North America	Europe	Latin America	Total
Balance, beginning of year	$2,156.7	$140.9	$8.1	$2,305.7
Business disposals	(0.4)	(0.6)	—	(1.0)
Foreign currency changes	1.4	12.5	—	13.9

Balance, end of period	$2,157.7	$152.8	$8.1	$2,318.6

Notes to Consolidated Financial Statements

7.     LONG-TERM DEBT

	Maturity	June 30, 2006	December 31, 2005
Revolving bank facility $1.0 B	2009	$250.3	$334.2
Senior Notes 4.875% and 6.125%	2008, 2013	597.7	597.5
Senior Notes 8.42% and 8.52%	2010, 2012	250.0	250.0
Senior Notes 7.20% (a)	2006	—	250.0
Senior Debentures 7.25% (b)	2007	150.0	150.0
Senior Debentures 6.50%	2027	3.2	3.2
Senior Notes 8.54% and 8.69%	2015, 2020	121.0	121.0
Senior Notes 8.75% (c)	2016	450.0	—
Equipment financing credit facility (d)	2016	105.7	—
Other debts and capital leases	2006-2016	31.5	33.7

		1,959.4	1,739.6
Less current portion		5.2	7.7

		$1,954.2	$1,731.9

(a)
In March 2006, the Company repaid the Senior Notes.

(b)
At June 30, 2006, the Senior Debentures were classified as long-term, since the Company has the ability and the intent to maintain such debt on a long-term basis and has long-term bank facilities available to replace such debt, if necessary.

(c)
In March 2006, the Company issued Senior Notes for a principal amount of $450.0 million maturing in March 2016. Issuance costs of $7.1 million were paid on this transaction. These notes contain certain restrictions, which are generally less restrictive than those of the revolving bank facility.

(d)
In January 2006, the Company concluded an agreement with Société Générale Corporate and Investment Banking for Canadian dollar equivalent of 136 million Euro long-term committed credit facility. The unsecured facility will be drawn over 2 years, and repaid over 10 years. At June 30, 2006, the drawings under this facility amounted to Cdn$118.0 million ($105.7 million) and bear interest at 4.28%. Issuance costs of $4.4 million were paid on this transaction. This credit facility contains certain restrictions, which are equally restrictive as those of the revolving bank facility.

Principal repayments on long-term debt are as follows:

Remainder of 2006	$3.3
2007	3.9
2008	219.0
2009	420.6
2010	189.7
2011 and thereafter	1,122.9

Notes to Consolidated Financial Statements

8.     STOCK-BASED COMPENSATION

The Company uses the fair value based method of accounting for stock options granted to employees on or after January 1, 2003, and compensation cost is charged against income. However, prior to January 1, 2003, the Company used the settlement-based method for its stock-based compensation plans. Had compensation cost been determined using the fair value based method at the date of grant for awards granted in 2002 under all plans, the Company's pro forma net income, earnings per share and diluted earnings per share would not significantly differ from those presented in the consolidated income statement.

The following table summarizes information about stock options:

	June 30, 2006	December 31, 2005
Number of stock options at the end of the period (in thousands):
Outstanding	7,492.2	5,948.0
Exercisable	2,847.0	2,709.0

The total compensation expense recorded in the first half of 2006 was $1.8 million ($2.0 million in the first half of 2005).

9.     CAPITAL STOCK

		June 30, 2006		December 31, 2005
	Note	Number	Amount	Number	Amount	Convertible into
(Thousands of shares)
Multiple voting shares		46,987	$93.5	46,987	$93.5	Subordinate shares
Subordinate voting shares		84,334	1,142.4	83,981	1,138.5	N/A
Redeemable first preferred shares:
Series 3		12,000	212.5	12,000	212.5	Series 2 preferred shares(1)
Series 4	10	—	—	8,000	130.2	Subordinate shares(1)
Series 5		7,000	113.9	7,000	113.9	Subordinate shares(1)

		19,000	326.4	27,000	456.6

Total capital stock			$1,562.3		$1,688.6

(1)
Under certain conditions

During the first six months of 2006, no Subordinate Voting Shares were issued under the Company's stock option plan (314,764 in the first half of 2005) and 352,612 Subordinate Voting Shares were issued under the Company's employee stock purchase plans (241,205 in the first half of 2005) for a total cash consideration of $3.9 million ($11.8 million in the first half of 2005).

On April 18, 2006 the Company redeemed all of its cumulative redeemable 6.75% First Preferred Shares, Series 4 at a redemption price of Cdn$25.00 per share plus accrued dividends.

Notes to Consolidated Financial Statements

10.   TRANSLATION ADJUSTMENT

The changes in the carrying amount of the translation adjustment included in shareholders' equity are as follows:

	Note	June 30, 2006	December 31, 2005
Balance, beginning of year		$(24.2)	$36.6
Effect of exchange rate variation on translation of net assets of self-sustaining foreign operations and exchange gains or losses on intercompany account balances that form part of the net investments		(4.5)	(51.6)
Change in the fair value of foreign-exchange forward contracts to hedge net investment in a foreign subsidiary (net of income taxes)		—	(5.4)
Redemption of First Preferred Shares Series 4	9	(45.7)	—
Shares repurchased		—	(3.8)
Portion included in income as a result of reductions in net investments in self-sustaining foreign operations	3	2.5	—

Balance, end of period		$(71.9)	$(24.2)

11.   PENSION AND OTHER POSTRETIREMENT BENEFITS

The following table presents the Company's pension and other postretirement benefit costs:

	Three months		Six months
	2006	2005	2006	2005
Pension benefits	$17.8	$18.3	$38.3	$36.2
Postretirement benefits	0.8	1.0	1.6	1.8

Total benefit cost	$18.6	$19.3	$39.9	$38.0

Portion included in discontinued operations	—	0.5	—	1.1

Total benefit cost from continuing operations	$18.6	$18.8	$39.9	$36.9

During the second quarter of 2006, the Company announced modifications to the defined benefit plans for certain employees in Canada and in the United States, and the creation of a defined contribution Group Registered Retirement Savings Plan ("Group RRSP") for employees in Canada.

As of October 1, 2006, Canadian employees will have the choice to adhere to the Group RRSP, or to continue to participate in the modified pension plan, while future employees will automatically adhere to the new Group RRSP. The Company is currently estimating the impact of these changes made to the Canadian pension plans.

For employees in the United States, a portion of the defined benefit plan will be frozen and an improved defined contribution plan will be offered to employees. A $3.6 million curtailment gain was recorded in relation to these changes in the second quarter of 2006.

The 2006 pension benefit costs included a $1.9 million pension curtailment charge related to a plant closure, as described in note 2.

12.   COMMITMENTS

During the first six months of 2006, the Company concluded agreements related to building and equipment expenditures for its European and North American segments. Future payments related to these commitments will amount to $30.1 million for the remainder of 2006 and $10.6 million for 2007.

Notes to Consolidated Financial Statements

13.   SEGMENTED INFORMATION

The Company operates in the printing industry. Its business groups are located in three main segments: North America, Europe and Latin America. These segments are managed separately, since they all require specific market strategies. The Company assesses the performance of each segment based on operating income before impairment of assets, restructuring and other charges.

The following is a summary of the segmented information for the Company's continuing operations:

	North America	Europe	Latin America	Other	Inter-Segment	Total
Three months
2006
Revenues	$1,148.4	$251.9	$51.8	$0.2	$(0.1)	$1,452.2
Impairment of assets, restructuring and other charges	12.6	18.7	0.1	—	—	31.4
Operating income (loss)	47.0	(25.0)	0.5	(3.5)	—	19.0
2005
Revenues	$1,142.1	$283.9	$66.2	$—	$(1.1)	$1,491.1
Impairment of assets, restructuring and other charges	8.3	23.1	0.4	—	—	31.8
Operating income (loss)	75.8	(25.4)	3.1	(0.9)	—	52.6

Six months
2006
Revenues	$2,296.5	$514.0	$109.3	$0.4	$(0.5)	$2,919.7
Impairment of assets, restructuring and other charges	26.1	26.8	0.6	—	—	53.5
Operating income (loss)	76.0	(29.4)	2.8	(2.9)	—	46.5
2005
Revenues	$2,305.8	$615.5	$122.8	$0.2	$(2.2)	$3,042.1
Impairment of assets, restructuring and other charges	16.4	48.2	0.5	—	—	65.1
Operating income (loss)	147.9	(44.2)	6.0	(1.8)	—	107.9

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Wes William Lucas, President and Chief Executive Officer of Quebecor World Inc., certify that:

  I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Quebecor World Inc. (the issuer) for the interim period ending June 30, 2006;

  Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

  Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material aspects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

  The issuer's other certifying officers and I are responsible for establishing and maintening disclosure controls and procedures for the issuer, and we have:

    designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: August 8, 2006

  /s/Wes William Lucas

Wes William Lucas
President and Chief Executive Officer
Quebecor World Inc.

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Jacques Mallette, Executive Vice President and Chief Financial Officer of Quebecor World Inc., certify that:

  I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Quebecor World Inc. (the issuer) for the interim period ending June 30, 2006;

  Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

  Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material aspects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

  The issuer's other certifying officers and I are responsible for establishing and maintening disclosure controls and procedures for the issuer, and we have:

    designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: August 8, 2006

  /s/ Jacques Mallette

Jacques Mallette
Executive Vice President and Chief Financial Officer
Quebecor World Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.

By: /s/ Marie-É. Chlumecky

Name:   Marie-É. Chlumecky
Title:     Assistant Secretary

Date: August 8, 2006

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CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS Six-month periods ended June 30 (In millions of US dollars, except per share amounts) (Unaudited)
CONSOLIDATED STATEMENTS OF CASH FLOWS Six-month periods ended June 30 (In millions of US dollars) (Unaudited)
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